FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of April 2010

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated April 13, 2010 announcing that Registrant will be providing a broadband satellite communications network to Ethiopian Telecommunication Corp. (ETC), Ethiopia’s national  telecom operator.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated April 13, 2010	By: /s/ Rachel Prishkolnik
Rachel Prishkolnik
Corporate Secretary

Ethiopia’s ETC chooses Gilat's satellite network to provide broadband services to hundreds of sites

--New network includes Gilat's cellular backhaul solution to extend the range of cellular services to remote regions--

Petah Tikva, Israel, April 13, 2010 – Gilat Satellite Networks Ltd. (Nasdaq: GILT) today announced that it is providing a broadband satellite communications network to Ethiopian Telecommunication Corp. (ETC), Ethiopia’s national  telecom operator.

The new network, covering hundreds of sites, will provide an upgrade to ETC's existing Gilat VSAT network and will enable ETC to deliver advanced broadband services, which include video and data-centric applications, to meet the growing demands of its enterprise and government customers. ETC will also deploy Gilat’s VSATs at remote community centers nationwide to provide citizens with toll-quality telephony and reliable broadband internet access.

ETC will additionally enhance its service offering by extending the range of cellular services to the country's remote locations, through Gilat's SkyAbis cellular backhaul solution. Gilat’s SkyAbis is a prepackaged solution based on the SkyEdge and SkyEdgeII multi-service platforms. The solution enables operators to deploy hybrid networks that extend the reach of their terrestrial and cellular infrastructure to remote communities. SkyAbis features traffic optimization and dynamic bandwidth allocation for CDMA/GSM backhaul, with much higher space-segment efficiencies when compared to SCPC.

Gilat’s broadband satellite communications networks have been helping improve African Information and Communications Technologies (ICT) for more than 20 years. Gilat’s VSAT networks provide dependable, high-speed data networking to government agencies, banks, energy companies and citizens at thousands of sites throughout Africa, including Ethiopia, Kenya, Nigeria, Namibia, Angola, Ghana, Cameroon, Senegal, Tanzania, and South Africa.

“Gilat's technology has proven to be the most reliable, and has enabled us to improve the quality of ICT in Ethiopia," said ETC's CEO, Ato Amare Amsalu. "In addition to being an excellent technology partner, we have also enjoyed outstanding service and support from Gilat for the past 12 years. We look forward to continuing to work together with Gilat to fulfill our commitment to provide advanced services that meet the critical communications requirements of our customers throughout the country.”

Nir Korman, Gilat’s Regional Vice President, Africa, said, “By upgrading ETC’s VSAT infrastructure, we are ensuring they have the most advanced equipment and the most responsive service to meet rapidly growing regional communications needs. We are pleased to once again play a part in helping to improve the quality of life for citizens in the country.”

Gilat's SkyEdge and SkyEdge II multi-service platforms enable the delivery of high-quality voice, broadband data and video services for different environments including enterprises, rural networks, cellular backhaul and government network applications. Gilat's diverse portfolio of VSATs offer service providers the most suitable product for their application needs as well as the flexibility to evolve their networks. The newest addition to Gilat's SkyEdge II portfolio is NetEdge™, a dedicated solution for multi-star networks, specifically designed to meet the needs of corporate networks and cellular-backhaul applications.

About Ethiopian Telecommunications Corp.
ETC develops and maintains a modern information and communication network infrastructure supporting voice, data and video services. The infrastructure provides communication services equitably across the country, with high-capacity digital connectivity to the rest of the world. ETC also provides training, education and research in the field of ICT. For more information, please visit www.ethionet.et.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd. (Nasdaq: GILT) is a leading provider of products and professional services for satellite-based broadband communications networks worldwide. Gilat was founded in 1987 and has shipped over 750,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 16 sales and service offices worldwide. Gilat markets a full line of high-performance VSATs under the SkyEdge™ and SkyEdge II Product Family.  Gilat's wholly-owned subsidiary, Spacenet Inc., is a leading provider of managed services in North America to the business and government segments.
For more information, please visit www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Media Contact:
Kim Kelly, Phone: +972-3-925-2406; Email: Kimk@gilat.com